Exhibit 99.1

NEWS RELEASE
FOR IMMEDIATE RELEASE
June 1, 2004

Extendicare Inc. Acquires Four U.S. Facilities Totalling 321 Beds

MARKHAM, ONTARIO (TSX: EXE and EXE.A; NYSE: EXE.A). Extendicare Inc. announced that its wholly owned U.S. subsidiary, Extendicare Health Services, Inc. (EHSI), has acquired four skilled nursing facilities from the Adventist Health System totalling 321 beds.

The purchase price was US$5 million, which EHSI paid for in cash. The four Indiana facilities provide a full range of inpatient and outpatient rehabilitation services and are Medicare and Medicaid certified. This acquisition is expected to contribute US$11 million in revenue on an annualized basis.

“We are very pleased to announce this accretive acquisition,” said Mel Rhinelander, President and Chief Executive Officer of Extendicare Inc. “As previously indicated, we are actively looking to expand Extendicare’s asset base in markets where we already have a strong presence and can benefit from local economies of scale.”

Extendicare, through its subsidiaries, operates 271 long-term care facilities across North America, with capacity for over 28,100 residents. As well, through its operations in the United States, Extendicare offers medical specialty services such as subacute care and rehabilitative therapy services, while home health care services are provided in Canada. The Company employs 35,100 people in North America.

Statements contained in this release other than statements of historical fact, including statements regarding anticipated financial performance, business strategy and management’s plans and objectives for future operations, are forward-looking statements. These forward-looking statements can be identified as such because the statements generally include words such as “expect”, “intend”, “anticipate”, “believe”, “estimate”, “plan” or “objective” or other similar expressions. These forward-looking statements are subject to risks and uncertainties that could cause actual results to differ materially from those expressed in, or implied by, these statements. In addition to the risks and uncertainties related to these statements, other risks and uncertainties are identified in Extendicare Inc.’s or Extendicare Health Services, Inc.’s filings with Canadian and United States securities regulators and include, but are not limited to, the following: changes in the health care industry in general and the long-term care industry in particular because of political and economic influences; changes in regulations governing the industry and the Company’s compliance with such regulations; changes in government funding levels for health care services; resident care litigation, including exposure for punitive damage claims and increased insurance costs, and other claims asserted against the Company; the Company’s ability to attract and retain qualified personnel; the availability and terms of capital to fund the Company’s capital expenditures; changes in competition; and demographic changes. Given these risks and uncertainties, readers are cautioned not to place undue reliance on the Company’s forward-looking statements. All forward-looking statements contained in this report are necessarily estimates reflecting the best judgement of the party making such statements based upon current information, and the Company assumes no obligation to update any forward-looking statement.

For further information, contact:

Christopher Barnes
Manager, Investor Relations
Phone: (905) 470-5483
Fax: (905) 470-4003
Email: cbarnes@extendicare.com
Visit Extendicare’s Website @ www.extendicare.com